Exhibit 2

05 May 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 05 May 2015 it purchased 350,000 of its ordinary shares at a price of 1532.8805 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 18,949,483 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,307,592,830 (excluding shares to be held in treasury).